SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

22 March 2007

AIR FRANCE AND KLM INCREASE FUEL SURCHARGES

Due to the high level of fuel prices, Air France and KLM are increasing their fuel surcharges by

•	4 euros per segment on long-haul flights
•	1 euro on medium-haul flights and 5 euros on long-haul flights for KLM.

This increase, valid on tickets for trips from France and Netherlands issued as from 22 March 2007, will be withdrawn as soon as the price of the barrel goes below 60 US dollars for 30 consecutive days.

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 22, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations